Filed by Pulte Homes, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Centex Corporation
Commission File No. for Registration Statement
on Form S-4: 333-158974
Pulte Homes, Inc. Q1 2009 Earnings Conference Call — Final Transcript

May 6, 2009
CORPORATE PARTICIPANTS
Calvin Boyd
Pulte Homes Inc. — VP of IR and Corporate Communications
Richard Dugas
Pulte Homes Inc. — President, CEO
Roger Cregg
Pulte Homes Inc. — EVP, CFO
Steve Petruska
Pulte Homes Inc. — EVP, COO
Mike Schweninger
Pulte Homes Inc. — VP, Controller
CONFERENCE CALL PARTICIPANTS
Unidentified Participant
JPMorgan — Analyst
Josh Levin
Citi — Analyst
Ivy Zelman
Zelman and Associates — Analyst
Nishu Sood
Deutsche Bank — Analyst
Dan Oppenheimer
Credit Suisse — Analyst
Ken Zener
Macquarie Capital — Analyst
David Goldberg
UBS — Analyst
Carl Reichardt
Wachovia Securities — Analyst
Stephen Kim
Alpine Woods — Analyst
Alex Barron
Agency Trading Group — Analyst
Susan Berliner
JPMorgan — Analyst
PRESENTATION
Operator

Thank you everyone for joining us for the first quarter 2009 Pulte Homes earnings conference call. I’ll be your coordinator for today. At this time all participants are in a listen-only mode. We will facilitate a question-and-answer session towards the end of this conference. (Operator instructions)
I would now like to turn the presentation over to your host for today’s call, Mr. Calvin Boyd, Vice President of Investor and Corporate Communications. You may proceed, sir.
Calvin Boyd - Pulte Homes Inc. — VP of IR and Corporate Communications
Thank you. Good morning, and thank you for joining us to discuss Pulte Homes financial and operating results for the three months ended March 31, 2009. I’m Calvin Boyd, Vice President of Investor and Corporate Communications. On the call with me to discuss these results are Richard Dugas, President and Chief Executive Officer; Steve Petruska, Executive Vice President and Chief Operating Officer; Roger Cregg, Executive Vice President and CFO; and Mike Schweninger, Vice President and Controller. For those who have access to the Internet a slide presentation available at www.pulte.com will accompany this discussion. The presentation will be archived on the site for the next 30 days for those who want to review it at a later time.
As with prior conference calls I want to alert everyone listening on the call and via the Internet that certain statements and comments made during the course of this call must be considered forward-looking statements as defined by the Securities and Litigation Reform Act of 1995. Pulte Homes believes such statements are based on reasonable assumptions but there are no assurances that actual outcomes will not be materially different from those discussed today. All forward-looking statements are based on information available to the Company on the date of this call and the Company does not undertake any obligation to publicly update or revise any forward-looking statements as a result of new information in the future. Participants in today’s call should refer to Pulte’s annual report on Form 10-K for the year ended December 31, 2008, and last night’s press release for a detailed list of the risks and uncertainties associated with the business. As always at the end of our prepared comments we will have time for Q&A. We will then wait until then to open up the queue for questions. I will now turn the call over to Richard Dugas for his opening comments.
Richard Dugas - Pulte Homes Inc. — President, CEO
Thank you Calvin, and good morning, everyone. I will first comment on Pulte’s first quarter and then briefly discuss the Centex merger later, just before we take your questions. Considering the protracted industry downturn as well as Pulte’s weak backlog and high spec position as of December 31, 2008, we entered 2009 braced for another tough quarter and we experienced just that. As we will detail throughout our remarks we are working hard to improve our position and are making good progress on many fronts, nonetheless weak macro factors including sinking home prices and rising foreclosures contributed to a very challenging operating environment during the quarter.
Recent macro housing data has led some industry observers to speculate that we may be seeing early indicators of a bottoming for the housing market. Mortgage rates have fallen to multi-year lows in recent months. The combination of lower prices for homes and attractive mortgage rates has further increased buyer affordability. National figures released last week for March indicated both new and existing home sales were better than forecasted, this is an encouraging sign although 50% or more of existing home sales represented foreclosure activity.
The $8,000 Federal tax credit, for first time home buyers has created additional buyer activity for first time buyers. California issued its own $10,000 credit for new home buyers in addition to the Federal credit and other states are taking similar measures to spur home sales in their respective areas. Collectively, these are encouraging signs for an industry entering its fourth year of the worst downturn since the great depression. All of us would like for this downturn to end soon and although we are encouraged by positive signs in several markets we are watching for a longer period of favorable trends before declaring that a housing turnaround is at hand. Throughout this period of turmoil and transition, Pulte has continued and will continue with the tenets of its near-term strategy. Generating cash, reducing overhead expenses, and properly managing house and land inventory levels. These near term priorities will provide the platform for profitability and position us to thrive once a recovery begins. Here is an update on our progress.

We ended the quarter with $1.75 billion of cash on hand including a Federal income tax refund received during the quarter. The Company typically consumes cash during the first half of its fiscal year and the first quarter of 2009 was no exception. As we discussed on our fourth quarter call we do expect Pulte to be cash flow positive for the year 2009 without considering the tax refund just as we were in 2008. To build our cash balances this year, we will continue to sell and close homes while properly managing limited cash outflows for development of land and house inventory.
Our ability to generate cash from operations along with a favorable debt maturity schedule continue to be two reasons we have such a strong balance sheet and our focus in 2009 is more of the same in that regard. Roger will provide more details concerning our financial picture in a moment. We also made further progress during our first quarter in overhead expense reduction. Home-building overhead expense was $82 million lower compared with the first — the prior year first quarter, a reduction of approximately 41%. We continue to streamline our organization as the housing sector experiences an ongoing decline in demand levels. We know these reductions are necessary as we strive to return to profitability.
We also lowered our speculative house inventory from the fourth quarter 2008 levels by 32%. As previously mentioned, we ended 2008 with a high level of finished spec homes based on the weak sales and high cancellation environment seen in the October to December time frame. We were determined to get the number down, and we did just that. However, the sale and closing of these spec units contributed to lower gross margins for the period. Both Steve and Roger will speak more to this in their prepared comments, but let me say that I’m pleased with the recent focus I have seen across the organization on continuing to drive spec numbers down and the shift to selling more profitable presale units.
Although down on a year-over-year basis, our first quarter sales were up significantly versus the fourth quarter. This was an encouraging sign although most of this increase we view as seasonal but not all of it. We are also encouraged that the traffic and signup levels we have seen in the fourth quarter of 2008 have continued in to April.
In addition to selling more homes, we are accelerating our path to profitability by reducing construction costs and have been very active in Q1 with a national house cost blitz, aimed and at introducing more efficient, smaller homes, where appropriate and also significantly recontenting of our homes to emphasize more value for the money. Our operators continue to analyze each phase and component of the construction process and as a result have identified numerous cost-reduction opportunities on both labor and materials that are focused on helping us to improve margins. We continue to make progress on our long-term goals of reducing house cost, increasing productivity, reducing waste on the job site, purchasing more effectively and other steps that Steve will talk more about in his remarks. All of the steps we are taking are necessary to properly navigate this downturn.
Our cash and balance sheet strength have allowed us to manage through this difficult environment, and give us the flexibility to successfully operate in a recovering market when the recovery emerges. Our focus on preselling versus selling inventory homes, streamlining operations and reducing construction and overhead cost will accelerate our return to profitability and ultimately increase shareholder value. Look for Pulte to continue aggressively pursuing these short-term metrics while taking appropriate actions to ensure our long-term success.
Finally, before I turn the call over to Roger, let me express a heart felt thank you to all of the wonderful Pulte employees who work tirelessly to make this Company the best it can be. You continue endure the toughest times this Company has ever faced and yet deliver an unparalleled level of performance day in and day out. You are the best and our most valuable asset. Thanks again. Now let me turn the call over to Roger Cregg. Roger?
Roger Cregg - Pulte Homes Inc. — EVP, CFO
Thank you, Richard, and good morning, everyone. The first quarter home building net new unit order rate decreased approximately 44% from the first quarter last year on approximately 21% less communities versus the same quarter last year. Revenues from home settlements for the home-building operations decreased approximately 60% from the prior-year quarter, to approximately $565 million. Lower revenues reflect lower unit closings that were below prior year by approximately 55%, the average sales price decreased approximately 11% versus the prior year quarter to an average of $263,000 per home.
In the first quarter land sales generated approximately $600,000 in total revenues, which is a decrease of approximately $1.1 million versus the previous year’s quarter. Home building gross profits from home settlements for the quarter including home building interest expense was a loss of approximately $333 million, versus a loss of $449 million in the prior-year quarter. Home building gross margins from home settlements was a percentage of revenues was a negative 59%, compared with a negative 32% in the first quarter of 2008. The change in margin conversion versus the prior year quarter is attributed to lower community valuation adjustments in the current quarter offset by reduced closing volumes and increased selling incentives. Adjusting the current quarter for land and community valuation charges of approximately $359 million, the gross margins from home settlements a a percentage of revenues was approximately 4.5% for the quarter.
The current quarter benefited from the impact of prior quarters land and community valuation adjustments by approximately 990 basis points or approximately $56 million. In addition, the gross margin excluding the valuation adjustment and interest expense resulted in an 8.6% conversion versus 10.6% for the fourth quarter of 2008. The sequential reduction of approximately 200 basis points resulted from our aggressive strategy to sell and close finished speculative homes from inventory in the fourth and first quarters. Home building interest expense decreased during the quarter to approximately $55 million versus approximately $58 million in the prior year. Included in the interest expense of the $55 million is an additional $32 million of expense related to the land and community valuation adjustments taken in the current quarter. Also included in the gross margin for the quarter was a charge related to land and community valuation adjustments in the amount of approximately $327 million.
For the first quarter, we tested approximately 150 communities for potential impairments and valuation adjustments. We recorded valuation adjustments on approximately 116 communities for the quarter, of which approximately 77 communities, or 66% had been previously impaired. Of the $327 million of the land and community valuation adjustments, approximately 34% or $111 million were related to Del Webb communities. In addition, we have — we had seven communities, representing approximately $38 million of impairments that are currently not open for sale. The total gross loss from land sales posted for the quarter was approximately $300,000. The loss is mainly attributed to the fair market value adjustment in the current quarter for land being held for disposition and land sold in the amount of approximately $600,000 which is included in the land cost of sales.
Home building SG&A expenses as a percentage of home sales for the quarter was approximately 21.2% or $119 million, a decrease of approximately $82 million or approximately 41% versus the prior-year quarter. The current quarter reflects the reduced level of expenditures in all categories associated with the decline in volume, and also included approximately $3 million in severance-related overhead reductions as we continue to adjust our expenses to lower volume levels experienced throughout the quarter.
In the other income and expense category for the quarter, the expense of approximately $54 million includes approximately $1 million in pre-acquisition expense write-offs, $50 million associated with the valuation adjustment in several joint venture investments and approximately $2 million related to restructuring expenses. The home building pre-tax loss for the first quarter of approximately $507 million resulted in a pre-tax margin of approximately a negative 89.8% on total home-building revenues. Excluding the charges related to the valuation adjustments in land inventory and investments, land held for sale and severance and related charges, home building pre-tax margins converted at approximately a negative 16.3% from operations or approximately a $92 million loss for the current quarter.
The pre-tax loss from Pulte’s financial services operations for the first quarter was approximately $750,000 or a decrease compared with the previous year’s quarter of approximately $16 million. The loss in the quarter was mainly attributed to lower sales volume activity. The product mix in the first quarter for funded agency originations were approximately 99% of loans funded from the warehouse line, versus 96% for the same period last year. Non-agency funded originations fell from 4% of loans funded from the warehouse line last year, to approximately 1% this quarter. Additionally, within the funded agency originations, FHA loans were approximately 29% of the loans funded from the warehouse line in the first quarter versus approximately 28% in the fourth quarter of 2008.

The level of adjustable rate mortgage products originated during the first quarter of 2009 decreased from approximately 4% of origination dollars funded from our warehouse line in the first quarter of the previous year to less than one-tenth of 1% this quarter. Pulte Mortgage capture rate for the current quarter was approximately 92%. Mortgage origination dollars decreased in the quarter approximately $460 million or 57% when compared to the same period last year, the decrease is related to the volume decrease in the homebuilder closing activity for the quarter.
The average FICO scores of our loan closed for the period were 744, increasing slightly over the 741 score of the fourth quarter of 2008 and up from the 741 score from the same period last year. In the other non-operating category, pre-tax loss for the first quarter of approximately $4 million includes mainly corporate expenses of approximately $7 million offset by $3 million of net interest income related to the invested cash balance during the quarter. For the first quarter, the Company’s pre-tax loss was approximately $512 million.
Excluding the charges related to the valuation investments in land inventory and adjustments, land held for sale, and severance and related charges, we had a pre-tax loss from operations of approximately $97 million for the Company in the current quarter. The income tax expense for the quarter was approximately $3 million or an effective tax rate of 0.5% for the quarter. The net loss for the first quarter was approximately $515 million or a loss of $2.02 per share as compared to the net loss of approximately $696 million or a loss of $2.75 per share for the same period last year. The number of shares used in the EPS calculation was approximately 254.6 million for the quarter.
Moving to the balance sheet for the quarter, we ended with a cash balance of approximately $1.75 billion, increasing approximately $91 million from the fourth quarter of 2008. House and land inventory ended the quarter at approximately $3.9 billion, excluding the inventory valuation adjustments for the first quarter of approximately $359 million and a reclassification of approximately $63 million from land held for sale, total inventory decreased approximately $52 million from the fourth quarter. House inventory, excluding land for the quarter decreased approximately $74 million. Land inventory during the first quarter, excluding valuation adjustments and the reclassification from land held for sale increased approximately $22 million.
The major changes were from land relief through home settlements of approximately $147 million, offset by investments in rolling lot option takedowns of approximately $16 million, and land development spending of approximately $125 million for the quarter. In accordance with FAS-109, accounting for income taxes at March 31, we had net deferred tax assets of $1.3 billion which were offset by a full valuation allowance due to the uncertainty of realizing these deferred tax assets. The major components of the increased net change in cash for the quarter of approximately $91 million resulted from a decrease in inventory contributing approximately $54 million through the reduction of house inventory offset by a slight increase in land inventory.
In addition, in the quarter, we decreased our payables in accrued and other liabilities by approximately $217 million, received the Federal tax refund of $362 million, and all other categories for — and another net outflow of approximately $108 million, including the net operating loss in the current quarter. With approximately $1.75 billion in cash to end the first quarter, we had no outstanding balance drawn on the revolving credit facility at the end of the quarter. The Company’s gross debt to total capitalization ratio was approximately 57.6%, and on a net basis 37.9%. Interest incurred amounted to approximately $54 million in the first quarter compared to $58 million for the same period last year. Pulte Homes’ shareholder equity for the first quarter was approximately $2.3 billion. We repurchased no shares during the quarter and the Company had approximately $102 million remaining on our current authorization.
On our financial covenants for the first quarter the required debt to total capitalization ratio was not to exceed 55%, and at March 31, the ratio as defined in the credit facility was 53.8%, and the tangible net worth cushion as defined in the credit facility was approximately $216 million. In addition, at March 31, we were in compliance with all of the covenants under the credit facility, but due to the reduction in tangible net worth below $2.25 billion, the commitment amount on the credit facility was reduced to $1 billion from $1.2 billion as defined in the agreement. We continue to expect to generate positive operating cash flow in 2009c excluding the cash tax refund received in the first quarter. We currently plan on land investment in 2009 to include land acquisitions that we estimate at this time in the approximate range of $150 million, and land development spending to include soft costs in the approximate range of $600 million to $650 million for the year. We will continue to adjust our levels of investment based on what we were experiencing in the market, and will continue to operate our business accordingly. I will now turn the call over to Steve for additional comments on the quarter. Steve?
Steve Petruska - Pulte Homes Inc. — EVP, COO
Thanks, Roger, and good morning, everyone. Richard has already touched on just how difficult the operating environment for housing was in the first quarter. Rising unemployment, increasing foreclosure activity and declining home prices kept demand for new homes at depressed levels for the quarter and negatively impact consumer confidence? In response to these challenging conditions, many qualified buyers have become spectators. Waiting for what they view is the right time to purchase a new home. Although we are encouraged by some of the housing-relating economic data released for March, Pulte’s success does not rely on the near term recovery, but on its unwavering attention to executing our own strategy. From the operations side of our business I will talk about two components of that strategy, maintaining a lower cost structure and managing inventory levels.
Both Richard and Roger provided data about our overhead expense reductions in the quarter compared to the prior-year first quarter. We continue to make the needed adjustments to our overhead structure in response to falling levels of demand for new homes. Our employees have done a great job as we leverage their skills and talents over a wider range of duties and functions. On the house-cost front, our operators have made additional progress in reducing the cost in materials and labor for the homes we build. A portion of these savings are being generated through further price negotiations with our suppliers. Our trades realize these concessions are required due to the length and depth of this housing downturn. They understand we are all in this together. We will continue to work in a collaborative manner with our suppliers as this industry downturn persists.
Another source of savings comes from our house cost blitz initiated in the first quarter. With this Companywide initiative we are adjusting some of the content of our homes, such as cabinets, flooring, and appliances to provide our customers more affordable alternatives. We continue to build more homes with smaller floor plans in several of our communities to make our homes more affordable, we have also accelerated process change across our operations resulting in better pricing metrics for items such as lumber and drywall. The combination of these initiatives is yielding significant cost savings per home and should allow us to improve margins or better position us to compete for signings and closings going forward. These changes have been initiated for our homes currently under constructions, therefore, we do not expect to begin seeing the benefits of these actions until the latter half of 2009.
We are also maintaining our focus on our lean operating goals, our long-term initiative designed to extract unnecessary waste out of the home construction process. The benefits include better scheduling, direct order of materials, working with large-box and small box distributors, eliminating waste at construction sites and reducing the days it takes to build our home. Pulte is committed to a much more efficient home-building operation, and this lean focus is part of our overall goal of continuous improvement for all of our operations.
Turning to inventory management for a moment. Keeping land acquisition and development spending at minimum level to sustain our business is a key component of our cash generation and preservation goal. Pulte had 121,000 lots under control at the end of 2009 first quarter, a 17% reduction compared with our prior-year first quarter. Of these total lots approximately 98,000 are owned and 23,000 are controlled with options. Our speculative home inventory now stands at approximately 2400 units, 32% below our fourth quarter 2008 level. Approximately 1300 of those speculative units are finished homes, a sequential decline of 29% compared with the 2008 fourth quarter.
During our fourth quarter conference call, I said that we were not comfortable with the amount of finished spec inventory we ended with in 2008, and our operators did an excellent job of selling and closing these finished homes during the first quarter. As Richard and Roger indicated, this reduction did hurt margins but was nevertheless necessary. We were also pleased to see a big reduction in our cancellation rate which was 21% for the first quarter, lower than the 47% rate for the fourth quarter of 2008, and the 28% rate for the prior-year first quarter, the cancellation rate for our Del Webb brand was approximately 18% for the first quarter 2009.
First quarter 2009 signups were just over 3,000 units down 44% year-over-year, but up strongly from Q4 2008 levels. The year-over-year decline in signups was the largest in our Gulf Coast area where we had a 50% decrease in our new orders primarily in our Florida operations. While the smallest was in our Midwest operations where signups were 31% lower than the prior-year first quarter. Although we worked to deliver even better sales results, we nevertheless were encouraged to a see a pickup in sales compared with our fourth quarter 2008 and we have seen the same level of sales and traffic we saw in Q1 carry in to April.
In conclusion, our attention to selling and closing homes, leveraging our overhead, generating cash, and managing inventory remain our top priorities. This focus provides us a path to return to profitability as soon as possible, and ultimately return us to profitable growth. We continue to the diligent on land acquisition and development spending, managing house inventory levels and achieving the best possible balance of price and pace in each of our communities. Also our ongoing pursuit of house-cost savings is important to our goal of becoming a more efficient home builder. Our commitment to these elements of our near term strategy is unwavering and will help position Pulte for long-term success. Now let me turn the call back over to Richard for his comments on our proposed merger with Centex. Richard?
Richard Dugas - Pulte Homes Inc. — President, CEO
Thanks Steve. Before we end the call and answer your questions I would like to provide you with a brief update on Pulte’s combination with Centex. As you know on April 8, we announced that we would be merging with Centex to create the nation’s premier homebuilder. Since then we’ve had the opportunity to speak with a number of our investors and analysts as well as our customers and employees and we appreciate the support we received. Centex is the right partner at the right time for Pulte. The addition of Centex and its strength in the entry-level and first move-up categories balances our overall land and brand portfolio and expands our presence in more than 59 markets across America. By harnessing the scale and capabilities of both companies the combined entity will be well positioned to navigate the current housing downturn with an unmatched platform for sustainability and growth.
In addition, a combined Pulte Centex will have a strong balance sheet supported with thousands of finished lots in great locations enabling positive cash flow opportunities. Also as indicated when we announced this game-changing transaction last month. The substantial synergy opportunities this combination provides will position us to return to profitability as a combined Company much more quickly than either Company could have reasonably expected on a stand-alone basis.
One of the principal goals of the integration is to bring our two companies together as quickly as we can, and do so in a thoughtful, deliberate and collaborative manner, Tim Eller, Centex’s Chairman and CEO and myself have been working very closely together over the last several weeks. We’re approaching the integration in a way that will ensure we begin operating on day in the strongest position possible. Thus far our discussions have been productive, positive, and focused on the realization of the benefits that this historic transaction provides. We’re both very pleased with progress to date and fully expect to complete the merger in the third quarter. That being said, I would like to remind you that we’re here today to discuss our results for the first quarter of 2009, and we would like for the following Q&A session to be focused on those results. Now let me turn the call back over to Calvin. Calvin?
Calvin Boyd - Pulte Homes Inc. — VP of IR and Corporate Communications
Thanks, Richard. I want to thank everyone for their time and attention on today’s call. We’re now prepared to answer your question. So that everyone gets a chance, participants will be limited to one question and a follow-up, afterwards they’ll need to get back into the queue. At this time we’ll open up the call to questions.
QUESTION AND ANSWER
Operator
Thank you, sir. (Operator instructions) And your first question comes from the line of Michael Rehaut from JPMorgan.

Unidentified Participant - JPMorgan — Analyst
Hi, good morning, guys. This is actually (inaudible) on for Mike.
Richard Dugas - Pulte Homes Inc. — President, CEO
Good morning.
Unidentified Participant - JPMorgan — Analyst
Looking through the S-4 filing yesterday. Looking at the strategic K forecast, it looks like you are projecting roughly flat revenue in 2010 and then pretty large, 40% increase in 2011, and pretty much steady growth after that. Just trying to get to what you guys are assuming for orders and pricing relative to today’s levels over the next few quarters for that scenario to play out?
Roger Cregg - Pulte Homes Inc. — EVP, CFO
Yes, Ray, this is Roger, again, we don’t want to get in to a lot of detail on the S-4, but we are relatively conservative in our approach on the pricing side, and then again, if you take a look at the volume, we expected a turn around to start — to form in 2011, and again, with moderate growth going forward from that standpoint. Again, you can see the two cases that we used in there. One was more focused on liquidity, and the other was more strategic, which, again, you try to get back to some reasonable view of the business.
Unidentified Participant - JPMorgan — Analyst
I guess the second question would be you didn’t give any type of market color, what markets were worse or better than what you guys had expected going in to the quarter? And whether or not any of the Federal tax credits the credits in California have been a significant benefit to sales over the last couple of weeks?
Richard Dugas - Pulte Homes Inc. — President, CEO
Ray, this is Richard, a couple of thoughts there, we have seen some relative strength in the Washington, D.C. market over the first quarter. It appears that particularly the Virginia side as opposed to the Maryland side of that business is beginning to firm. I would say that the California tax credit is working well. It has probably been a standout relative to many of the industry contacts that I have talked to as well as our own business, and I think part of the reason there is there is a limit on the amount of credit dollars available and people are responding. Other than that, the markets are clearly still challenged and difficult, we have seen continued relative strength in Texas and to some extent in the Carolinas, but the market still remains challenged. But those would be the markets I would comment on.
Unidentified Participant - JPMorgan — Analyst
Okay. Great thank you.
Richard Dugas - Pulte Homes Inc. — President, CEO
Thanks.
Operator

Your next question comes from the line of Josh Levin from Citi. You may proceed.
Josh Levin - Citi — Analyst
Hi, good morning.
Richard Dugas - Pulte Homes Inc. — President, CEO
Good morning, Josh.
Josh Levin - Citi — Analyst
Given that foreclosures are going to be with us for at least the next several quarters, and they’ll likely pick up before they go down, how much improvement do you think you can get in your gross margin until foreclosures start to abate? Which probably won’t be until sometime next year at the earliest?
Richard Dugas - Pulte Homes Inc. — President, CEO
Josh, this is Richard, we’re not giving specific numbers on that, but I will tell you that we hurt our margins substantially in Q1 based own the spec inventory that we did not anticipate coming into the year with because of the fourth quarter. So I would say with current business levels we could reasonably expect margin improvement later in the year. Maybe Roger can give you a little more color.
Roger Cregg - Pulte Homes Inc. — EVP, CFO
Yes, I think, Josh, just looking at what is in backlog today, basically we’re seeing a sequential improvement in margins going out for the second quarter, and a lot of it was pressured by what we sold on the spec side. Now that’s only only what’s in backlog and if there’s more specs sold that could give it pressure. But we’re certainly looking at, from the numbers I gave you, without interest of 8.6% in gross margins, some of those could be up 50% as we come through the quarter. So again, they could be tempered by what happens on the spec side in the sales of those, but if we’re just looking at what we’re going today that’s what we’re looking for improvement in.
Richard Dugas - Pulte Homes Inc. — President, CEO
Josh, one other color, from Richard, here. If you look at what’s happening in the market overall, with some seasonal improve as we have highlighted pretty carefully on our call here in the first quarter, we have seen an ability to sell some presold units, that we were having difficulty frankly, doing last year, and I think it’s well understood that you can get several hundred basis points incremental on a presold unit if you can bring it to closing, vis-a-vis spec sales. So as the market begins to firm and hopefully we’re beginning to see a little bit of that, that’s part of our view as well, and as we indicated, we’ve been able to maintain, while not an exciting sales pace a reasonable sales pace in to April, and that’s one of the reasons that we’re looking at that.
Josh Levin - Citi — Analyst
Okay. And regarding the presold units, do you have a sense — people are buying presold units right now, are they compulsory buyers that have to move in another few months to work at (inaudible) location or do you think people just think now is a good time to buy a home?

Richard Dugas - Pulte Homes Inc. — President, CEO
This is Richard. I would say it’s more of the latter, but Steve, perhaps you could give a little color on that.
Steve Petruska - Pulte Homes Inc. — EVP, COO
What I would tell you Josh, is this, the buyer who wants to buy a new home today, and this is one of the reasons why we’re not building specs is doing it because they want to be in a neighborhood maybe that is a newer neighborhood that doesn’t have as many foreclosures in it. A lot of our presold dirt sales are in neighborhoods like that, and to your point, they have more time to make their decision. We’re not taking contingencies as a general rule if we have a house to close contingency, our operations will take that on occasion where they have got an approved buyer on our buyer’s home, that type of stuff. So these people have time, they are make the right decision and they are looking for value.
Josh Levin - Citi — Analyst
Thanks, guys.
Roger Cregg - Pulte Homes Inc. — EVP, CFO
Thanks, Josh.
Operator
Your next question comes from the line of Ivy Zelman from Zelman and Associates.
Ivy Zelman - Zelman and Associates — Analyst
Thank you. You guys have done, as you indicated, I think $82 million in absolute savings on SG&A, and one of the things that we’re all trying to ponder and maybe you can help us a little bit Steve or Richard with respect to the opportunity, not specifically guiding us on SG&A, but at the current improvement that you are seeing in sales absorptions, realizing if assuming that was the pace you continued to see for the remaining portion of 2009, could you actually get back to break even at these levels of sales? Because one of the things we all try to think about is utilization rate and where the breakeven is and how many sales are you generating per community, so it seems as if your SG&A is significantly still much higher than where you need to be to return to profitability, even if, Roger, back to your 8.6% gross margin going up 50%, assuming that were to be the case, and I guess 50% would be a 12.6% margin or something like that, you still would not be making money. So help us on what sales per community would you need to see to start to be profitable again? And are we there at the current run rate?
Richard Dugas - Pulte Homes Inc. — President, CEO
Ivy this is Richard, I’ll give you a couple of thoughts and then Roger as well. First of all, I think a big, big focus area is just the poor revenue performance in the quarter driven by the backlog that we had coming in. Clearly our conversion rate at 21% is not good at all, we understand that. But we anticipated some of that coming in with the smallest backlog we have seen in 6, 7 years coming in to the quarter. So part of it is how far can you take down the overheads relative to that performance, and what you could reasonable expect to convert in the first quarter and I would tell you that was very limited on the opportunity.
Having said that, we’re continuing to incur layoffs in the Company unfortunately, we’re continuing to be proactive about that, but I would also on it out that’s one of the reasons that the merger with Centex makes a lot of sense, because effectively, the synergy opportunities with combined companies, since we’re all, as an industry, and I don’t see anybody making money here, very underleveraged. Having said that the combination of improving margins if we can realize those with a more steady rate of volume coming through will certainly help but with that kind of backdrop, Roger go ahead.
Roger Cregg - Pulte Homes Inc. — EVP, CFO
I was just going to add as well, Ivy, the one thing that — what I gave you on the margin potential does not include is the cost savings that Steve talked about, and our efforts along that line. We’re just seeing what we have today and what we’re building from the backlog we expect those to be coming in in the back half of the year in a very meaningful way. Given no further downward pressure on pricing to have to give up that savings, we would expect that we would very much approach that or maybe potentially even exceed it, but that’s the goal and that’s the effort we’re driving up against today to continue to look out for it in front of us, not just for what is in front of us at the moment on the closing side but what we’re actually going to be able to do in the months to come.
Ivy Zelman - Zelman and Associates — Analyst
Okay. Maybe we can talk about at it little bit more offline, Roger. My second question, everyone is moving it seems as if to a smaller unit and they’re building smaller homes as that is really where the market is today. Predominantly first time home buyers. So, one, I would love to know what your percentage first time home buyer is, and then how do you differentiate between other builders right now that are building as well much smaller homes.
Richard Dugas - Pulte Homes Inc. — President, CEO
Hi, this is Richard, our percentage to date maybe we could try to look that up for you, but I want to say it’s something, less than 20%, right around 20%, and with the combination with Centex obviously it goes up as a percentage there so our portfolio gets more balanced. One of the things we continue to emphasize is the quality strength that we have relative to the competition. If you look at the combination of the two companies, Pulte and Centex we dominated the JD Power rankings, we emphasize that, but for that buyer it’s about value. It’s about price. It’s about value, and we’re continuing to focus there. So I do believe that we can differentiate with the reputation that our Company has, a reputation going forward that the Centex brand and the Fox and Jacobs brand has, which is where we’re going to be emphasizing entry level product and maybe lastly, that’s where financing is available today in the market. FHA financing is huge, and thank goodness we have it, and that’s where people can get financing. So we’re confident that we can see success in the results that we’re focused on there, and Steve has outlined in some of his comments some of the things we’re working on, and we like what we see as we look forward.
Ivy Zelman - Zelman and Associates — Analyst
Great. Thanks.
Operator
Your next question comes from the line of comes from Nishu Sood, form Deutsche Bank.
Nishu Sood - Deutsche Bank — Analyst
Good morning, everyone. First question I wanted to ask was looking at your first quarter results, are there any impacts that we might have seen to your reported results because of the announcement of the merger? And by that I mean specific expenses let’s say or cost-cutting that might be happening ahead of that? Maybe some adverse impact from uncertainty in your operations. So just wanted to get a sense of what impact we might have seen from the proposal?

Roger Cregg - Pulte Homes Inc. — EVP, CFO
Yes, Nishu, the only thing I didn’t mention in there we had roughly about $2.9 million in transaction-related costs in the SG&A category. But everything else we talked about the severance some of the restructuring costs that we continued to run through was not very meaningful for the current quarter. So, overall we didn’t have a big impact at all, from our view.
Richard Dugas - Pulte Homes Inc. — President, CEO
Nishu, this is Richard, I would also add I haven’t seen any change in performance on the operations as a result of any focus loss, or anything like that in the operations.
Nishu Sood - Deutsche Bank — Analyst
Got it, and any accelerated cost cuts or anything, or?
Roger Cregg - Pulte Homes Inc. — EVP, CFO
No, none.
Richard Dugas - Pulte Homes Inc. — President, CEO
No, we’re continuing to operate, independently, and focused to drive our independent businesses going forward, while at the same time working on some of the merger integration. But, no, not yet.
Nishu Sood - Deutsche Bank — Analyst
Got it, and second question I wanted to ask was on the land spend. $150 million in land acquisition, 600 to 650, I believe you said in soft land costs. On both of those categories I wanted to understand the kind of flex, maybe get some more specificity. What types of land is involved in the $150 million in land acquisitions? Is that fresh acquisitions or is it option, takedowns? And on the soft land costs I wanted to understand how much flex there is? Is that developing a back end of projects or is that new communities you are looking to open? So just how much that might flex up or down.
Roger Cregg - Pulte Homes Inc. — EVP, CFO
Just as we have talked about in the past, the 150 million would be — the majority of it is rolling lot option takedowns. A lot of the things we’re looking at we’re looking to put very little money in if we can secure some properties, to actually do it in a very capital light way. So we are looking at those today, and we’ve got the majority of it, though in rolling-lot option takedowns from existing communities that we have, so that would event about the $150 million in the potential forecast for 2009.
On the land development, which includes land development dollars as well as taxes and maintenance. Of that 600 to 650, roughly we have said about $250 million of that 600 to 650, is the soft cost for taxes and maintenance and upkeep on the properties. The balance of it would be development in second phases, third phases. Not a lot of new communities being started, so they are a continuation of phases that we’re in, for instance if we have a number of lots there and the prospect is that the volume is going to materialize, we may end up developing or we may end up pulling back, and that’s what has given us the latitude in this is watching where the volume goes. And it’s spread out all the way through the country. Some of them are Del Webb communities as well, some of them are community centers that we’re building out or finishing building out, that may have been started last year, so it’s a combination of a lot of those things. Some of those things we would not stop, they’re integral to the overall strategy of a particular community and we continue to follow through on that. The other is if volume fell off, again, the latitude to be able to pull back. We do think we have pretty good latitude except for the soft cost on that on the majority of it. And, again, if you are not selling homes you have to do things in each one of those communities to be able to continue to stay open and continue to focus on driving cash.
Nishu Sood - Deutsche Bank — Analyst
Very helpful. Thanks a lot.
Operator
Your next question comes from the line of Dan Oppenheimer from Credit Suisse you may proceed.
Dan Oppenheim - Credit Suisse — Analyst
Thanks very much. I know it has become fairly common to talk about these sequential trends and orders here in the fourth quarter. But given the fourth quarter is very depressed with people not willing to buy homes in the overall environment, just wondering if you could do talk a little bit more about April, you said from the first quarter trend to continue into April. Are you talking about the sequential increase in orders or are you talking about just the absolute level of home orders that is continuing to basically constant pace in to April?
Richard Dugas - Pulte Homes Inc. — President, CEO
Yes, Dan, it is more the absolute level of orders in to April. Without getting totally specific on it, we’re note trying to signal that there has been a giant improvement.
Dan Oppenheim - Credit Suisse — Analyst
Okay. Thanks, and then — so I guess follow-up is really going to be in terms of land, where I was getting a sense you were getting a bit more optimistic about the environment, so the thought, if you were thinking about land spending, would you be willing to put a bit more into it. But from that last comment, probably, if anything you would be more conservative about trying to control spending through the year?
Richard Dugas - Pulte Homes Inc. — President, CEO
Dan, I would say yes on the conservative side, and that’s one of the reasons that we’re confident about our cash flow projections for the balance of the year, and the other thing you got to appreciate is that with the pending merger with Centex, we have got a huge number of finished inventory units in the right locations that have the right buyer profile focused on them. So I would even say we would even be a notch more conservative yet again because of that. We frankly don’t need some of the land we were going to need as we were running out in many of our communities in areas that were exhibiting at least modest results.
Dan Oppenheim - Credit Suisse — Analyst
Okay. Thanks very. Much.

Operator
Your next question comes from the line of the line of Ken Zener from Macquarie Capital. You may proceed.
Ken Zener - Macquarie Capital — Analyst
Good morning.
Richard Dugas - Pulte Homes Inc. — President, CEO
Hi, Ken.
Ken Zener - Macquarie Capital — Analyst
I wondered if you could just talk about the impairment change. I realize gross margins came down, but that’s really looking in the rearview mirror as you said. Given that you’re looking forward you talked about improving margins. I mean, why did he have such, another, high stage of impairments and how does that tie off to the strategic forecast that was laid out in the S-4 in terms of even in that high mid single digit range even out to 2012?
Roger Cregg - Pulte Homes Inc. — EVP, CFO
Yes, Ken, this is Roger, of course, when you are doing projections out a number of years, you do it based on some assumptions that you have in the current marketplace, and that’s what we’re doing. The impairments are indicative of what is going on in the current environment, so the impairments follow that as they have every single quarter that we have been through this since 2006.
I think looking around the markets what we have seen, the foreclosure pressures continue to drive pricing in a lot of the markets and in order to compete we continue to see that. I do know there are many differences in the way people approach looking out into the future, how they look at the opportunity for price appreciation, but again, taking a look at where we are, I would say that the pricing in the markets, where the concentration is for us, drove the — the impairments that we had for the first quarter. So not unusual, didn’t do anything different than we normally do, taking a look at the pricing in each one of the markets, some of them have longer lives so our dollar values relative to maybe some of our competitors may be different because of that life when you do the discounting. Longer lived projects have higher discount rates which are indicative of that that you will get a bigger number. Shorter ones — shorter projects have lower rates and you may get a lower dollar impairment. So all of that is in the mix of it, and, again, across the country differently.
Ken Zener - Macquarie Capital — Analyst
Right. Understood. And can you guys — the units under construction? I realize you gave us your reported spec count. What was the incident construction?
Mike Schweninger - Pulte Homes Inc. — VP, Controller
This is Mike, we have 4435 under construction.
Ken Zener - Macquarie Capital — Analyst
Thank you.

Operator
Your next question comes from the line of David Goldberg from UBS. You may proceed.
David Goldberg - UBS — Analyst
Thanks, good morning, guys.
Richard Dugas - Pulte Homes Inc. — President, CEO
Good morning, David.
David Goldberg - UBS — Analyst
The first question is on the sales pace at Del Webb versus the traditional home-building business. And where you think sales at Del Webb are and if you’re seeing a pickup like what we’ve seen in the traditional homebuilding business?
Richard Dugas - Pulte Homes Inc. — President, CEO
David this is Richard, the Webb business has been challenged. Especially after the equity hit that the buyers took in the fourth quarter. It hasn’t fallen off the table, but I think in the past where it has been a source of relative strength, it’s not outperforming our current business at this point, but I would say it’s holding its own. Plus or minus about equivalent to the current business. Probably the biggest thing we have noticed is that it’s not outperforming at the current point.
David Goldberg - UBS — Analyst
I guess a second question would be do you guys think the reason — we have heard anecdotal evidence that other builders have told us that the actual business has slowed down more than the traditional business so do you think it’s more price discounting there that is helping you keep up the sales pace? Or maybe offering more incentives to folks or it’s been pretty steady?
Richard Dugas - Pulte Homes Inc. — President, CEO
Steve, you want to handle that one.
Steve Petruska - Pulte Homes Inc. — EVP, COO
Yes, on the Webb side? David, is that what you’re asking?
David Goldberg - UBS — Analyst
No, on Del Webb.
Steve Petruska - Pulte Homes Inc. — EVP, COO

Yes, in Del Webb. Yes, the problem is that buyer is extremely inelastic and when they got the big hit to their net worth in the fourth quarter, they essentially drove a fairly high cancellation rate and you couldn’t even back in the market. Yes, we ended up with specs and because they are so inelastic you have to move the spec price in a active adult community much more aggressively than maybe in a traditional entry-level community. And it has hurt us a lot more. Obviously as we’ve moved through a lot of those specs in the first quarter, as Roger indicated the outlook gets a little bit better for that buyer, and that’s what we’re looking forward to. But certainly to get them to buy a spec home is much more difficult than getting just a traditional buyer to buy a spec home.
David Goldberg - UBS — Analyst
Steve, I got a quick follow-up, and I apologize for doing a third question, but just a quick follow-up, if we were looking at non-spec homes, just, presold homes would Richard’s original comments that the sales pace was pretty similar between the traditional home business and the (inaudible) business still be true, or do you think in that case that you do have meaningful lag, given that it sounds like a lot of the specs that cleared were Del Webb specs?
Steve Petruska - Pulte Homes Inc. — EVP, COO
There’s not a noticeable lag. I mean, before Del Webb was a leader in our business I would tell you now it is performing kind of on par with the rest of our business. So that certainly is hurting us, because we’ve always looked for Del Webb communities to sell at higher absorption basis. So, yes, I mean, it’s — it’s hurting us in a sense, but when you look at the overall volume, it’s probably not a meaningful lag relative to the rest of the homes that we are selling.
David Goldberg - UBS — Analyst
Got it. Thank you.
Operator
Your next question comes from the line of Carl Reichardt of Wachovia.
Carl Reichardt - Wachovia Securities — Analyst
Good morning guys. David Goldberg just stole all my questions. But just on the follow-up on the Webb, if what you are saying is true, would this then lead us to conclude that the impairments related to Webb, because of the slowdown of business force you to change pro formas more aggressively on your expectations for those communities this quarter?
Roger Cregg - Pulte Homes Inc. — EVP, CFO
Yes, Carl this is Roger. That’s some of it, absolutely. As I said, we took about $111 million in impairments among the Del Webb communities, so roughly about 34% of the total, that definitely had an influence on it. And again, expectation of where you think you can take pricing and cost and all of those things we want to see those materialize, quite frankly, before we assume that we’re going to have expanding margin and expanding volume in the short run. All of that influences how we look at the models in the future and what the paces could be.
Carl Reichardt - Wachovia Securities — Analyst

Sorry I missed that number before. And Steve in terms of thinking about the infrastructure build-out, the additional community-related amenities you might provide in a Webb community going forward, obviously you have been moving that mix a little away from that, but do you have some kind of an estimate for how much you would need to additionally spend on stuff like that, not just straight off site development of lots and streets and curb and gutter but I mean the amenity package? What would you have an average in investment in a Web community?
Steve Petruska - Pulte Homes Inc. — EVP, COO
Carl, I better tell you, it depends on the size of a Webb opportunity. Obviously a Sun City which is the flagship of the brand which typically has a golf course and a clubhouse is going to have a lot more spend than a “by Del Webb” community that might be 500 or 600 units. In general, Carl, what we try to do is we try to put a lot of that infrastructure in up front to attract buyers. You are correct, we have had to manage that throughout this downturn, so it kind of depends on when the community opened as to how much of that spend was able to get in prior to kind of sales starting to decline in mid-2000, early 2006. It varies by community significantly, and Roger and I go over this on a quarterly basis with our field operators to determine the right amount of spend to drive the right amount of lifestyle to drive the right amount of pace at the right margins. Clearly there is a lot of art, not necessarily enough science but we know exactly how much spend the field needs to do to get those things done but we meter that out based on what we think is right for that community given the time.
Carl Reichardt - Wachovia Securities — Analyst
Okay. Appreciate it, Steve. Thanks so much, guys.
Steve Petruska - Pulte Homes Inc. — EVP, COO
Yes.
Operator
Your next question comes from the line of Stephen Kim From Alpine Woods, you may proceed.
Stephen Kim - Alpine Woods — Analyst
Hi, guys.
Richard Dugas - Pulte Homes Inc. — President, CEO
Good morning, Steve.
Stephen Kim - Alpine Woods — Analyst
Let me get you off of the speaker, sorry about that. Two questions. The first one regarding Del Webb following up on Dave’s question and Carl’s, you had indicated that the web units or the buyer tends to be a little bit more price inelastic. My understanding about the dynamics of a Webb community are also that the impact of price cuts to that kind of buyer, and that kind of project tend to be worse than in sort of a standard project where you are sort of in and out relatively quickly, and I was curious as to whether or not you had instituted a stricter cancellation policy in those communities? If not, why not? And whether you would take issue with my comment that there is sort of a cascading effect of price declines in Webb communities above and beyond what you would see in a normal one?

Richard Dugas - Pulte Homes Inc. — President, CEO
Steve, this is a Richard, we don’t have a different policy regarding cancellations for Webb versus any other buyer. Typically the Webb buyer will put down more of a down payment, so the cancellation percentages tend to be lower. And we typically report those as lower each quarter. Part of that is because they have got more money up and frankly, are not willing to walk away quite as easily.
In terms of price cuts and Webb being more difficult than in a traditional community, I think they are difficult any time you have it. Clearly we try to be conscious of the homeowners that are in backlog, and understand, kind of the overall community impact there, and a lot of times what we’ll do is open up a new phase of a different product in a different section of the community, that type of thing, with a smaller product or pricing changes in order to help that. But I’m not sure if I am getting to the heart of what you’re asking here.
Stephen Kim - Alpine Woods — Analyst
That’s fair. You are basically saying they are fairly comparable and that there’s not a real need to have a different policy between the two. My second question is related to the — a comment that I had — I think I read in one of your most recent releases where you talk — actually you said in your opening remarks, about how your perception is the combined entity of yourself and Centex would allow both — the combined Company to come out of this downturn with better margins faster than you would on your own. I was curious if you could comment as to whether you feel that if you had been successful back in ‘05 when things were significantly better, if you also might have seen, or you believe that the combined entity would have survived the downturn more or better than the individual companies have done?
Richard Dugas - Pulte Homes Inc. — President, CEO
Steve, that’s hard to speculate on. There has been a lot of ground covered since ‘05. I would tell you the comment I made in my remarks is that we would achieve profitability quicker as a combined Company. Not necessarily on the margin side. And I do believe that, we’re very under leveraged today, I think any homebuilding company is under leveraged. It gets harder and harder to cut costs to keep up with declining demand, so that’s one reason that we’re optimistic that the combination makes so much sense. If you go back to 2005 and whether a combination at that time would have actually happened, how it would have helped us? I would like to believe that we could have seen combined Company benefits at that point in time, but I’m not sure it is worth speculating about.
Stephen Kim - Alpine Woods — Analyst
Fair enough. Thanks very much.
Operator
Your next question comes comes from the line of of Alex Barron from Agency Trading Group.
Alex Barron - Agency Trading Group — Analyst
Good morning, guys.
Richard Dugas - Pulte Homes Inc. — President, CEO
Hi, Alex.

Alex Barron - Agency Trading Group — Analyst
I’m not sure if I had missed this or if you gave it, but what was the cash flow from operations for the quarter?
Roger Cregg - Pulte Homes Inc. — EVP, CFO
Yes, we said it was roughly about $91 million in total cash coming in, and, the components of that I had mentioned were about $54 million reduction in inventory, made a contribution. We paid about $217 million in payables and other accrued liabilities, and we got a tax refund of about $362 million, and then, again, the all other was about $108 million, which the majority of that was the operating loss from a cash perspective of about $80 million.
Alex Barron - Agency Trading Group — Analyst
Okay got it. Thank you. And then my other question was as far as the lots that you guys own, how many of those are finished, and for the ones that aren’t finished, like how much more money would it take to take them to a finished stage?
Mike Schweninger - Pulte Homes Inc. — VP, Controller
Alex this is Mike. The number of finished lots we have on hand as of March 31, is 22,000.
Roger Cregg - Pulte Homes Inc. — EVP, CFO
Yes, Alex, it is Roger. Again, that’s is very difficult to get at on the unfinished side. It is probably part of the 600 to 650 that I talked about that we’re spending this year is to develop lots in front of us, and again, that is going to be based on what the pace is, so all of that is tied in to the number I gave you of our potential investment in that, but again, it is going to depend on where we are in each one of those projects and where they are in phases. So there’s a lot of nuances that go into that so I specifically can’t give you a specific number, but I gave you directional numbers as far as the 600 and 650 in development dollars.
Alex Barron - Agency Trading Group — Analyst
But that 600 to 650, like how many lots extra would — would be finished just using that number?
Roger Cregg - Pulte Homes Inc. — EVP, CFO
I don’t — I don’t have a number for that. Again, that’s — in total, what the investment is based on what we think we might see, so it’s not specific by a lot number.
Richard Dugas - Pulte Homes Inc. — President, CEO
Alex, it is fair to say that we have flexibility on how much of that we spend based on the demand levels we see and how many lots we need. That’s why Roger is indicating, depending on what level of business we see, we have the ability to pull that number back if needed just as we did in 2008 to help us generate cash.
Alex Barron - Agency Trading Group — Analyst
Okay. Great. Thanks.

Operator
Your next question comes from the line of of Susan Berliner from JPMorgan. You say proceed.
Susan Berliner - JPMorgan — Analyst
Thanks, Roger, I had a question specifically for you on the bank line, I guess with the covenants getting a little tighter, I would love your thoughts on, I guess the bank environment regarding home builders. I know one of your competitors recently canceled their bank line, and I guess with the merger with Centex, I was wondering, I’m assuming that bank line will go away, so if you can give any color as to what you are thinking down the road on the bank line and what you think the structure may look like would be helpful.
Roger Cregg - Pulte Homes Inc. — EVP, CFO
As I said many times we have very good relationships with our banks. We’ve discussed the quarter with all of our banks prior to issuing the release. So as always we are continuing to look at what our options are given the current environment, where we’re going with it. I appreciate everybody has a different view of what is necessary to save, a couple million dollars by not having it, or what the level of insurance is to be able to have a backstop for that, because the environment changes all the time. So, we’re reviewing that now, Sue, quite frankly, so I don’t have a specific program or strategy at this point, but we’re looking at all of the opportunities. As we go forward, with the merger, when that is consummated and closed, different picture on our overall view of the equity balance as well as the cash position. Again, we’re looking kind of short-term here for one quarter but I’d like to look longer term as well. So I need to take that all into consideration as well, but we are working with our banks, and again, we have a very good relationship with them. So, again, we’re looking forward to continuing to talk to them on the coming quarter.
Susan Berliner - JPMorgan — Analyst
Roger, if I could just follow-up on that. I guess — I mean do you think it helps you now that one of your competitors line is away, and Centex, potentially, that line going away? Do you think that gives you more room with your banks.
Roger Cregg - Pulte Homes Inc. — EVP, CFO
Well, I just have to say that everybody manages their relationships differently, and I think that how you treat the relationships in good times or in bad times all plays into whether people are supportive in a time like this. So, again, when you have specific discussions then you make decisions based on what the environment is. And certainly the banking industry has been under a great deal of stress as you can imagine. So here’s a two-way street here. It’s not just looking at us and where we’ve been it also looks where they are, but again, I have found them to be very supportive, and it is different by builder. Clearly they are choosing the ones that they want to align themselves with for the long term versus the ones that they don’t. So I think, they take that into consideration, we do as well. Pricing is always important to everybody, but so is the backstop of having a reliable, in confidence that they are going to be there for that, and, again, that’s going to be different based on the dynamics of the environment at the current period. So, again, yes, I think I am going to take all of those in to consideration as we move forward.
Susan Berliner - JPMorgan — Analyst
Great. Thank you.
Operator

And this concludes our question and answer portion of the call. I would now like to hand it over to Mr. Calvin Boyd for closing remarks.
Calvin Boyd - Pulte Homes Inc. — VP of IR and Corporate Communications
Thanks. Thanks everyone for your participation on the call today. Please contact us if you have any follow-up questions. Have a great day.
Operator
Thank you for your participation. You may now disconnect, and have a wonderful day.
END

Forward-Looking Statements
This document includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements may include, but are not limited to, statements about the benefits of the proposed transaction, including future financial and operating results, and the combined company’s plans, objectives, expectations and intentions. These statements are subject to a number of risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities, as well as those of the markets we serve or intend to serve, to differ materially from those expressed in, or implied by, these statements. You can identify these statements by the fact that they do not relate to matters of a strictly factual or historical nature and generally discuss or relate to forecasts, estimates or other expectations regarding future events. Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “may,” “can,” “could,” “might,” “will” and similar expressions identify forward-looking statements, including statements related to expected operating and performing results, planned transactions, planned objectives of management, future developments or conditions in the industries in which we participate and other trends, developments and uncertainties that may affect our business in the future.
Such risks, uncertainties and other factors include, among other things: the ability to obtain regulatory approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of Centex’s stockholders to approve the merger agreement; the failure of Pulte’s shareholders to approve either the charter amendment or the issuance of shares in the merger; the possibility that the proposed transaction does not close, including due to the failure to satisfy the closing conditions; the possibility that the expected efficiencies and cost savings of the proposed transaction will not be realized, or will not be realized within the expected time period; the risk that the Pulte and Centex businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; interest rate changes and the availability of mortgage financing; continued volatility in, and potential further deterioration of, the debt and equity markets; competition within the industries in which Pulte and Centex operate; the availability and cost of land and raw materials used by Pulte and Centex in their homebuilding operations; the availability and cost of insurance covering risks associated with Pulte’s and Centex’s businesses; shortages and the cost of labor; adverse weather conditions which may slowdown the construction of, or damage, new homes built by Pulte or Centex; slow growth initiatives and/or local building moratoria; the ability to utilize net operating losses, built-in losses and other tax credit carryforwards; governmental regulation, including the effects from the Emergency Economic Stabilization Act, the American Recovery and Reinvestment Act and the interpretation of tax, labor and environmental laws; changes in consumer confidence and preferences; terrorist acts and other acts of war; and other factors of national, regional and global scale, including those of a political, economic, business and competitive nature. See Pulte’s and Centex’s Annual Reports on Form 10-K and Annual Reports to Stockholders for the fiscal years ended December 31, 2008 and March 31, 2008, respectively, and other public filings with the Securities and Exchange Commission (the

“SEC”) for a further discussion of these and other risks and uncertainties applicable to our businesses. Neither Pulte nor Centex undertakes any duty to update any forward-looking statement whether as a result of new information, future events or changes in our respective expectations.
Additional Information
In connection with the proposed transaction Pulte has filed with the SEC a registration statement on Form S-4 that includes a preliminary joint proxy statement of Pulte and Centex that also constitutes a prospectus of Pulte. At the appropriate time, Pulte and Centex will mail the definitive joint proxy statement/prospectus to their respective shareholders. Before making any voting or investment decision, investors are urged to read the definitive joint proxy statement/prospectus when it becomes available because it will contain important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website at www.sec.gov, by accessing Pulte’s website at www.pulte.com under the heading “Investor Relations” and from Pulte by directing a request to Pulte Homes, Inc., 100 Bloomfield Hills Parkway Suite 300, Bloomfield Hills, Michigan 48304, Attention: Investor Relations, and by accessing Centex’s website at www.centex.com under the heading “Investors” and from Centex by directing a request to Centex Corporation Investor Relations, P.O. Box 199000, Dallas, Texas 75219-9000.
Pulte and Centex and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Pulte’s directors and executive officers in its definitive proxy statement filed with the SEC on April 7, 2009. You can find information about Centex’s directors and executive officers in its definitive proxy statement filed with the SEC on June 6, 2008. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents from Pulte and Centex using the contact information above.